UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated August 08, 2019

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")

Operating update for the quarter and half year ended 30 June 2019

Johannesburg, 8 August 2019. Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to provide an operating update for the quarter and half-year ended 30 June 2019 (Q2 2019 and H1 2019 respectively). Detailed financial and operating results for H1 2019 will be released on Thursday, 29 August 2019.

The operating results from the Group's three segments for Q2 2019 were significantly improved relative to Q1 2019, with further operational improvements forecast across the Group during H2 2019 providing the momentum to achieve segmental annual guidance.

Mined 2E PGM production from the US PGM operations of 153,874oz for Q2 2019, increased by 18% after a slower than anticipated start to Q1 2019, with All-in Sustaining Cost (AISC) of approximately US$723/2Eoz, 13% lower. 2E PGM Production of 284,773oz and AISC of approximately US$774/2Eoz for H1 2019 includes the poor Q1 2019 results highlighted in the previous operating update. The planned claw back of production from Q1 2019 remains on track, with a significant improvement in production and costs forecast for H2 2019.

The commissioning of the second electric furnace in Q1 2019, enabled delivery of record throughput of mined and recycled material from the Columbus Metallurgical Complex for H1 2019. During the period the recycling operation fed an average of 26.3 tonnes of material per day, representing an 11% increase compared to H1 2018.

The consistent operational performance from the SA PGM operations continued, with Q2 2019 4E PGM production (excluding the Marikana operations) of 283,526oz, 8% higher and AISC of approximately R12,500/4Eoz (US$869/4Eoz) 2% lower than for Q1 2019. Due to seasonal factors, the second half of the calendar year is generally better from an operational perspective for South African mining operations. As such, annual production (excluding the Marikana operations) is expected to be at the upper end of annual guidance of between 1,000,000oz and 1,100,000oz and AISC within annual guidance of between R12,500/4Eoz and R13,200/4Eoz (US$922/4Eoz and US$974/4Eoz).

The Marikana operations will be consolidated as part of the SA PGM operations for the month of June 2019 (since acquisition), in the "operating and financial results for the six-months ended 30 June 2019" which will be released on 29 August 2019.

The resumption and build-up of production from the SA gold operations (excluding the DRDGOLD operations), following the successful outcome of the five month strike in April 2019 has progressed according to plan, with gold production for Q2 2019 of 155,956oz, 46% higher than for Q1 2019. Production from the SA gold operations (excluding the DRDGOLD operations) is expected to normalise from August 2019, with forecast production for H2 2019 of between 16,000kg and 17,000kg (514,000oz and 546,000oz), significantly higher than H1 2019 production of 8,177kg (262,904oz) and more reflective of forecast production rates before the strike. As a result of the planned production build-up, AISC for H2 2019 of between R590,000/kg and R630,000/kg (or US$1,350/oz and US$1,450/oz) is forecast to be significantly lower than AISC of approximately R963,200/kg (US$2,110/oz) for H1 2019.

The average exchange rate for Q1 2019 was R14.01/US$, for Q2 2019 was R14.39/US$, for H1 2019 was R14.20/US$ and for H1 2018 was R12.31/US$. The H2 2019 and annual dollar guidance is based on an average exchange rate of R13.55/US$.

Results webcast and conference call

Sibanye-Stillwater will release its operating and financial results for the six months ended 30 June 2019 on Thursday, 29 August 2019 at approximately 14:00 (CAT) and will host a webcast and conference call at 16h00 (CAT) / 10h00 (EST) / 08h00 (MDT). Pre-registration is essential for the conference call at http://themediaframe.eu/links/sibanye190829.html while the webcast may be accessed at http://themediaframe.eu/links/sibanye190829.html.

Investor relations contact:

Email: ir@sibanyestillwater.com

James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Ends.

FORWARD LOOKING STATEMENTS

The information in this announcement may contain forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Gold Limited's (trading as Sibanye-Stillwater) ("Sibanye-Stillwater" or the "Group") financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as "will", "forecast", "potential", "estimate", "expect" and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group's Annual Integrated Report and Annual Financial Report, published on 29 March 2019, and the Group's Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 5 April 2019 (SEC File no. 001-35785). Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United Kingdom, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond Instruments (High Yield Bonds and Convertible Bonds); changes in assumptions underlying Sibanye-Stillwater's estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater's business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans' in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater's operations; and the impact of HIV, tuberculosis and other contagious diseases.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: August 08, 2019

By:	/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer